UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 21, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, April 21st, 2020

Filing of Orange’s 20-F report with the U.S. Securities and Exchange Commission

As required by Section 203.01 of the New York Stock Exchange Listed Company Manual, Orange confirms that, on April 21st, 2020, it filed its annual report on Form 20-F for the year 2019 with the Securities and Exchange Commission.

Orange's 20-F report is available on its website at: www.orange.com/en/Investors.

Holders of Orange’s securities can receive a hard copy of the complete audited financial statements free of charge upon request.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 42 billion euros in 2019 and 147,000 employees worldwide at 31 December 2019, including 87,000 employees in France. The Group has a total customer base of 266 million customers worldwide at 31 December 2019, including 207 million mobile customers and 21million fixed broadband customers. The Group is present in 26 countries. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In December 2019, the Group presented its new "Engage 2025" strategic plan, which, guided by social and environmental accountability, aims to reinvent its operator model. While accelerating in growth areas and placing data and AI at the heart of its innovation model, the Group will be an attractive and responsible employer, adapted to emerging professions.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts:

Tom Wright; tom.wright@orange.com; +33 6 78 91 35 11

Olivier Emberger; olivier.emberger@orange.com; +33 1 44 44 93 93

ORANGE

Date: April 21, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations